Exhibit 4

Second Quarter 2008

Message from the Chairman of the Board

and the President and Chief Executive Officer

Summary of results for the first six months	For the six months ended June 30, 2008, net income totaled $2,171 million, up $105 million compared to the same period of 2007. The increase was the result of a $114-million rise in net electricity exports by Hydro-Québec Production.

Second quarter	Net income totaled $721 million in the second quarter of 2008, an increase of $86 million over 2007 mainly due to growth of $77 million in net electricity exports by Hydro-Québec Production.

Consolidated results for the first six months	For the six months ended June 30, 2008, revenue rose $171 million to $6,731 million. Revenue from electricity sales was up $177 million to $6,556 million, with the Québec market accounting for $5,508 million of this amount, an increase of $96 million over 2007. Sales outside Québec totaled $1,048 million, an increase of $81 million.

The $96-million increase attributable to the Québec market was chiefly a result of sales recorded on February 29, since 2008 is a leap year, as well as rate adjustments that went into effect on April 1, 2007 and 2008. These factors were mitigated by the effect of milder temperatures in 2008 than in 2007.

On markets outside Québec, the $81-million increase was due to growth in exports by Hydro-Québec Production, partially offset by lower resales by Hydro-Québec Distribution.

Total expenditure was $3,472 million, or $164 million more than in 2007. The difference stems mainly from a $164-million increase in amortization expense for regulatory assets and liabilities arising from variances in electricity procurement and transmission costs; this expense was recognized in accordance with the conditions established by the Régie de l’énergie. On the other hand, electricity purchases made by Hydro-Québec Distribution in excess of the heritage pool were down $146 million. Finally, water-power royalties levied on Hydro-Québec Production totaled $293 million in the first half of 2008, as against $143 million in 2007.

Financial expenses, at $1,210 million, were stable compared to 2007.

Second Quarter 2008 – page 2

Segmented results	Generation

for the first six months

Hydro-Québec Production posted net income of $1,300 million, compared to $1,410 million in the same period of 2007, a year-over-year decrease of $110 million. Net electricity exports were up $114 million, while net revenue from special contracts with large industrial customers in Québec was down $47 million, mainly because of the appreciation of the Canadian dollar. Water-power royalties were $293 million in 2008, versus $143 million in 2007.

Transmission

Hydro-Québec TransÉnergie’s net income amounted to $275 million in the first half of the year, compared to $277 million in 2007. Revenue from point-to-point transmission services was up $8 million, while revenue derived from native load transmission services was down $6 million.

Distribution

Hydro-Québec Distribution recorded net income of $469 million, up $97 million from $372 million in 2007.

The $105-million increase in revenue from electricity sales and the $62-million reduction in net purchases in excess of the heritage pool were offset by the $172-million increase in amortization expense for regulatory assets and liabilities arising mainly from variances in electricity procurement and transmission costs; this expense was recognized in accordance with the conditions established by the Régie de l’énergie.

An amount of $117 million was recorded as a regulatory deferral in the first half of 2008, compared to $28 million in 2007.

Construction

The Construction segment comprises the operations of Hydro-Québec Équipement and Société d’énergie de la Baie James.

For the first six months of 2008, the volume of activity in this segment totaled $916 million, as against $823 million in 2007. This high volume is due to continued work on several major generation and transmission projects, including the Eastmain-1-A/Sarcelle/Rupert hydroelectric development and the 1,250-MW interconnection with Ontario.

Investment	As at June 30, 2008, investments in property, plant and equipment, intangible assets and the Energy Efficiency Plan totaled $1,565 million, compared to $1,495 million in 2007. As anticipated, a large portion of this amount was devoted to the capital projects of Hydro-Québec Production, especially the Eastmain-1-A/Sarcelle/Rupert hydroelectric development.

Hydro-Québec TransÉnergie continued investing in its transmission system to bring new generating facilities onto the grid. It also pursued construction of the new interconnection with Ontario and carried on work to ensure long-term operability of all its facilities. Hydro-Québec Distribution kept up investments to meet growth in demand, improve service quality and implement the Energy Efficiency Plan.

Second Quarter 2008 – page 3

Financing	In April and May 2008, the reopening of the bond offering launched in October 2006 and maturing in February 2045 raised $1,014 million, bringing the total amount borrowed during the first half of 2008 to $1.5 billion. These financings were completed on the Canadian market at an average rate of 4.93%.

The proceeds from our borrowings during the first half of 2008 will be used to refinance debt maturing this year and to finance part of the capital program.

/s/ Michael L. Turcotte	/s/ Thierry Vandal

Michael L. Turcotte	Thierry Vandal
Chairman of the Board	President and Chief Executive Officer

August 15, 2008

Second Quarter 2008 – page 4

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars

(unaudited)

		Three months ended June 30		Six months ended June 30

	Notes	2008	2007	2008	2007

Revenue		2,960	2,828	6,731	6,560

Expenditure

Operations		632	617	1,247	1,223
Electricity and fuel purchases		329	337	666	759
Depreciation and amortization	4	577	477	1,152	959
Taxes		227	187	524	395
Regulatory deferrals		(116)	(14)	(117)	(28)

		1,649	1,604	3,472	3,308

Operating income		1,311	1,224	3,259	3,252

Financial expenses	5	595	589	1,210	1,207

Income from continuing operations		716	635	2,049	2,045

Income from discontinued operations	6	5	-	122	21

Net income		721	635	2,171	2,066

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS In millions of Canadian dollars (unaudited)
		Three months ended June 30		Six months ended June 30

		2008	2007	2008	2007

Balance at beginning of period		17,006	16,203	15,556	14,772

Net income		721	635	2,171	2,066

Balance at end of period		17,727	16,838	17,727	16,838

The accompanying notes are an integral part of the consolidated financial statements.

Second Quarter 2008 – page 5

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars

(unaudited)

	Notes	As at June 30, 2008	As at December 31, 2007

ASSETS

Current assets

Cash and cash equivalents		1,896	54
Short-term investments		759	3,073
Accounts receivable		2,015	1,738
Derivative instruments		1,517	992
Materials, fuel and supplies	2	305	360

		6,492	6,217

Property, plant and equipment	2	53,814	53,228
Investments		174	228
Derivative instruments		921	1,998
Intangible assets		943	967
Regulatory assets	3	1,076	1,057
Other assets		1,199	1,157

		64,619	64,852

LIABILITIES

Current liabilities

Borrowings		86	73
Accounts payable and accrued liabilities		1,527	1,877
Dividends payable		-	2,095
Accrued interest		841	890
Regulatory liabilities	3	55	97
Current portion of long-term debt		31	1,087
Derivative instruments		266	369

		2,806	6,488

Long-term debt		35,024	33,161
Derivative instruments		2,813	2,835
Asset retirement obligations		481	464
Regulatory liabilities	3	-	8
Other long-term liabilities		735	718
Perpetual debt		295	286

		42,154	43,960

EQUITY

Share capital		4,374	4,374

Retained earnings		17,727	15,556
Accumulated other comprehensive income	8	364	962

		18,091	16,518

		22,465	20,892

		64,619	64,852

Commitments and contingencies	11

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/ Michael L. Turcotte
Jacques Leblanc	Michael L. Turcotte
Chair of the Audit Committee	Chairman of the Board

Second Quarter 2008 – page 6

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars

(unaudited)

		Three months ended June 30		Six months ended June 30

	Notes	2008	2007	2008	2007

Operating activities
Net income		721	635	2,171	2,066
Income from discontinued operations	6	(5)	-	(122)	(21)

Income from continuing operations		716	635	2,049	2,045
Adjustments
Depreciation and amortization	4	577	477	1,152	959
Amortization of debt premiums, discounts and issue expenses	5	35	34	64	61
Exchange gain		(50)	(72)	(96)	(88)
Difference between contributions paid and pension cost		(70)	75	(84)	147
Regulatory deferrals		(116)	(14)	(117)	(28)
Other		84	37	120	72
Change in non-cash working capital items	9	659	719	(686)	(708)

		1,835	1,891	2,402	2,460
Investing activities
Property, plant and equipment and intangible assets		(881)	(876)	(1,491)	(1,443)
Investments		6	21	62	24
Disposal of investments, net of divested cash and cash equivalents	6	148	-	148	51
Costs related to Energy Efficiency Plan		(43)	(35)	(74)	(52)
Net disposal of short-term investments		513	565	2,339	3,050
Other		(2)	(2)	(2)	(3)

		(259)	(327)	982	1,627
Financing activities
Issuance of long-term debt		1,017	(1)	1,517	522
Repayment of long-term debt at maturity and sinking fund redemption		(57)	(394)	(1,198)	(970)
Inflows resulting from credit risk management		150	315	225	469
Outflows resulting from credit risk management		-	(625)	-	(720)
Net change in short-term borrowings		(400)	-	13	40
Dividends paid		(723)	-	(2,095)	(2,342)
Other		1	-	(1)	(1)

		(12)	(705)	(1,539)	(3,002)
Change in foreign exchange on cash and cash equivalents		(5)	(1)	(2)	(1)

Cash flows from continuing operations		1,559	858	1,843	1,084

Cash flows from discontinued operations	6	(1)	(1)	(1)	1

Net change in cash and cash equivalents		1,558	857	1,842	1,085

Cash and cash equivalents at beginning of period		338	285	54	57

Cash and cash equivalents at end of period		1,896	1,142	1,896	1,142

Supplementary cash flow information	9

The accompanying notes are an integral part of the consolidated financial statements.

Second Quarter 2008 – page 7

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars

(unaudited)

		Three months ended June 30		Six months ended June 30

	Note	2008	2007	2008	2007

Net income		721	635	2,171	2,066

Other comprehensive income	8
Change in (deferred losses) deferred gains on items designated as cash flow hedges		(512)	256	(527)	250
Reclassification to operations of deferred gains on items designated as cash flow hedges		(17)	(31)	(74)	(76)

		(529)	225	(601)	174

Other		-	-	3	5

Comprehensive income		192	860	1,573	2,245

The accompanying notes are an integral part of the consolidated financial statements.

Second Quarter 2008 – page 8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

For the six-month periods ended June 30, 2008 and 2007

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1 - Basis of Presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and reflect the decisions of the Régie de l’énergie (the “Régie”). These decisions affect the timing of the recognition of certain transactions in consolidated operations, resulting in the recognition of regulatory assets and liabilities, which the Corporation considers it is likely to recover or settle subsequently through the rate-setting process. The quarterly consolidated financial statements, including the present Notes, do not contain all the required information regarding the audited annual consolidated financial statements and should therefore be read in conjunction with the Consolidated Financial Statements and accompanying Notes in Hydro-Québec’s Annual Report 2007.

The accounting policies used to prepare the quarterly consolidated financial statements conform to those presented in Hydro-Québec’s Annual Report 2007, except as regards the changes in accounting policies described in Note 2.

Certain figures from the corresponding period of the previous year have been reclassified in order to conform to the presentation adopted in the current year.

The Corporation’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Note 2 - Changes in Accounting Policies

Recent changes

2008

Financial instruments

On January 1, 2008, Hydro-Québec adopted two new disclosure and presentation standards of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, which superseded Section 3861, “Financial Instruments – Disclosure and Presentation”. These new standards modify disclosure requirements regarding the nature and extent of risks arising from financial instruments as well as how Hydro-Québec manages these risks. The presentation rules have been carried forward unchanged. The adoption of these new standards has had no impact on the recognition or measurement of financial instruments. The required information is provided in Note 7, Financial Instruments.

Capital disclosures

On January 1, 2008, Hydro-Québec adopted the recommendations of CICA Handbook Section 1535, “Capital Disclosures”, requiring disclosure of how capital is managed by Management. The adoption of these recommendations has had no impact on the consolidated financial statements.

Inventories

On January 1, 2008, Hydro-Québec adopted the recommendations of CICA Handbook Section 3031, “Inventories”, which establishes standards for the measurement of inventories, including determination of their cost. The adoption of these recommendations has not affected net income but has made it necessary to reclassify $78 million to the balance sheet as Property, plant and equipment.

Second Quarter 2008 – page 9

Note 2 - Changes in Accounting Policies

Future changes

Goodwill and intangible assets

In 2008, the CICA issued Section 3064 of the CICA Handbook, “Goodwill and Intangible Assets”, which superseded Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. It will apply to Hydro-Québec’s interim and annual financial statements for periods beginning on or after January 1, 2009. Hydro-Québec is now evaluating the impact of this new standard on the consolidated financial statements.

Regulated activities

On January 1, 2009, the temporary exemption provided for in CICA Handbook Section 1100, “Generally Accepted Accounting Principles”, which allows the recognition and measurement of regulatory assets and liabilities, will be withdrawn. In addition, Section 3465, “Income Taxes”, has been amended to require the recognition of future tax assets and liabilities. Hydro-Québec is now evaluating the impact of these new standards on the consolidated financial statements.

Note 3 - Regulatory

TRANSMISSION

In decision D-2008-027 of February 29, 2008, the Régie set the Corporation’s power transmission rates effective January 1, 2008. The new rates take into account a 7.84% return on the rate base, assuming a capital structure with 30% equity. The impact of this decision is essentially an $11-million reduction in the annual cost of the native load transmission service, in addition to a one-time $41-million reduction in 2008 resulting from the amortization of the variance account for revenue from point-to-point transmission services. Both items have been integrated into the Corporation’s current electricity rates since April 1, 2008.

DISTRIBUTION

In decision D-2008-033 of March 12, 2008, the Régie granted an across-the-board increase of 2.9% in the Corporation’s electricity rates, effective April 1, 2008. This increase takes into account a 7.81% return on the rate base in 2008, assuming a capital structure with 35% equity.

In decision D-2006-34, the Régie approved a smoothing mechanism for weather conditions. On June 30, 2008, a variance of $129 million between actual transmission and distribution revenue and the projections established on the basis of weather normals for purposes of rate applications was recognized as a regulatory asset in a separate smoothing account for weather conditions. This recognition follows the inclusion by the Distributor, in its 2009-2010 rate application, of a mechanism for amortizing this asset over a five-year period.

Second Quarter 2008 – page 10

Note 4 - Depreciation and Amortization

	Three months ended June 30		Six months ended June 30

	2008	2007	2008	2007
Property, plant and equipment	472	451	945	905
Intangible assets	31	25	60	54
Regulatory assets and liabilities	70	(4)	139	(8)
Deferred charges	4	4	8	7
Write-off of projects	-	1	-	1

	577	477	1,152	959

Note 5 - Financial Expenses
	Three months ended June 30		Six months ended June 30

	2008	2007	2008	2007
Interest
Interest on debt securities	612	604	1,232	1,228
Amortization of debt premiums, discounts and issue expenses	35	34	64	61

	647	638	1,296	1,289

Net exchange loss (gain)	2	(7)	22	5

Loan guarantee fees paid to the shareholder	42	42	84	84

	44	35	106	89

Less
Capitalized financial expenses	80	70	147	129
Net investment income	16	14	45	42

	96	84	192	171

	595	589	1,210	1,207

Second Quarter 2008 – page 11

Note 6 - Discontinued Operations

In the first quarter of 2008, Hydro-Québec recognized a gain of $117 million (US$117 million), net of $25 million in related income taxes, for the price adjustment provided for in the contract for the sale of its interest in HQI Transelec Chile S.A. (Transelec). This adjustment was made following the ministerial order issued on January 15, 2008, establishing the value of the regulated trunk transmission asset base of Transelec.

In the second quarter of 2008, an additional gain of $4 million (US$4 million), net of $1 million in related income taxes, was added to the above-mentioned price adjustment, for a section of the transmission system that had been excluded from the amount recognized in the first quarter of 2008. The agreement establishing the additional adjustment was dependent on a condition met on April 29, 2008.

In addition, the retrospective effect of this revised valuation on Transelec’s revenue for the period from March 13, 2004, to June 30, 2006, should, in Management’s opinion, result in an additional adjustment of the selling price, which will be accounted for as Hydro-Québec International (HQI) receives the additional amounts.

On February 28, 2007, Hydro-Québec concluded the sale of its interest in HQI Australia Pty Ltd (DirectLink), through its wholly owned subsidiary HQI, for a cash consideration of $52 million, giving rise to a gain of $18 million.

Note 7 - Financial Instruments

Risk management

As part of its operations, Hydro-Québec carries out transactions that expose it to financial risks such as credit, liquidity and market risks. Hydro-Québec engages in borrowing to meet financing needs that exceed cash from operations. Exposure to such risks is significantly reduced through close monitoring and strategies that include the use of derivative instruments.

Credit risk

Credit risk is the risk that one party to a financial instrument might not meet its obligations under the terms of the financial instrument.

Hydro-Québec is exposed to credit risk related to cash equivalents, short-term investments and derivative instruments traded with financial institutions. It is also exposed to credit risk related to accounts receivable arising from its day-to-day electricity sales in and outside Québec. It should be noted that sales in Québec are billed at rates that allow for recovery of costs based on the conditions approved by the Régie. Credit risk is limited to the carrying amount presented as assets on the balance sheet.

Cash equivalents, short-term investments and derivative instruments

Hydro-Québec’s exposure is reduced by:

•	applying a credit policy restricting the concentration of risk
•	assessing and monitoring counterparty credit risk
•	setting credit limits, as needed
•	maintaining a list of authorized counterparties consisting of Canadian and international financial institutions with a high credit rating

As at June 30, 2008, all counterparties had a credit rating higher than A-.

Second Quarter 2008 – page 12

Note 7 - Financial Instruments (continued)

Accounts receivable (customers - electricity sales)

Exposure to credit risk from accounts receivable is limited due to Hydro-Québec’s large and diverse customer base. Moreover, Hydro-Québec holds as collateral business customer deposits of $73 million, which are recognized together with Accounts payable and accrued liabilities.

The value of accounts receivable, by age, and the related bad debt provision are presented in the following table.

As at June 30, 2008
Total
Under 30 days [a]	1,300
30 to 60 days	74
61 to 90 days	68
Over 90 days	306

1,748

Provision at end of period	150

Total accounts receivable (customers - electricity sales)	1,598

a)	Including unbilled electricity deliveries.

For the six months ended June 30, 2008, the bad debt provision increased by $18 million to $150 million as at June 30, 2008 (December 31, 2007: $132 million). The provision is based on account age and customer standing.

Liquidity risk

Liquidity risk is the risk that Hydro-Québec will encounter difficulty in meeting obligations associated with financial liabilities.

Hydro-Québec’s exposure is reduced by:

•	a large volume of cash from operations
•	a diversified portfolio of highly liquid instruments or instruments readily convertible into liquidity with high-quality counterparties
•	preauthorized financing sources
•	the reputation of Hydro-Québec’s signature on capital markets
•	diversification of financing sources
•	managing the proportions of variable-rate debt and debt repayable in foreign currency

Second Quarter 2008 – page 13

Note 7 - Financial Instruments

Maturities of financial liabilities are presented in the table below. The amounts indicated are contractual undiscounted cash flows, representing payments of principal and interest for financial liabilities as at June 30, 2008.

Maturity	Borrowings	Long-term debt	Derivative instruments
2008 (6 months)	46	1,167	267
2009	42	4,306	266
2010	-	3,128	176
2011	-	4,760	255
2012	-	3,197	140

1 to 5 years	88	16,558	1,104
6 to 10 years	-	11,455	886
11 to 15 years	-	16,887	910
16 to 20 years	-	7,643	678
21 to 25 years	-	7,973	614
26 to 30 years	-	8,634	84
31 to 35 years	-	6,664	-
36 to 40 years	-	6,628	-
41 to 45 years	-	1,692	-
46 to 50 years	-	1,599	-
51 to 55 years	-	1,192	-
56 years and over	-	1,602	-

Total	88	88,527	4,276

Contractual maturities of perpetual debt result in biennial interest flows. Perpetual debt, which totals $295 million (US$289 million), bears interest at LIBOR plus 0.0625%, calculated semi-annually. As at June 30, 2008, the applicable rate was 2.6%.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Hydro-Québec is exposed to three types of market risk: currency risk, interest rate risk and risk associated with the price of aluminum. Active integrated management of these three factors aims to limit their short-term impact on operations so that mitigated risk is at an acceptable level.

Currency risk

Hydro-Québec conducts sales in U.S. dollars, and a portion of its long-term debt is denominated in various currencies.

Hydro-Québec’s exposure to currency risk is reduced by:

•	the counterbalancing effects of U.S.-dollar denominated debts (cash outflows), in relation to revenue from sales in the same currency (cash inflows)
•	using derivative instruments such as currency swaps, forward contracts and options

For the six months ended June 30, 2008, had the exchange rate (CAN$/US$) been 5% higher or lower, net income would have been $14 million higher or $7 million lower, respectively, taking into account the impact of hedged sales, while other comprehensive income would have been $39 million lower or $41 million higher, respectively.

Second Quarter 2008 – page 14

Note 7 - Financial Instruments (continued)

Interest rate risk

Hydro-Québec is exposed to interest rate risk associated with cash equivalents, temporary investments, short-term borrowings, long-term debt and perpetual debt. As at June 30, 2008, the variable-rate portion of debt was 7%.

Hydro-Québec’s exposure to interest rate risk is naturally limited by:

•	the counterbalancing effect of an increase in rates on the debt by a decrease in pension cost
•	the counterbalancing effect between variable-rate assets and liabilities
•	cash from operations making it possible to maintain a high interest coverage ratio
•	use of derivative instruments such as forward contracts, options and swaps to manage the fixed and variable portions of the long-term debt

For the six months ended June 30, 2008, had interest rates been 50 basis points higher or lower, net income would have been $1 million lower or higher, respectively, while other comprehensive income would have been $110 million higher or $119 million lower, respectively.

Risk associated with the price of aluminum

Hydro-Québec conducts sales whose price varies according to the price of aluminum. The management strategies adopted allow the possibility of hedging the market risk associated with these sales through the use of derivative instruments such as forward contracts, options and swaps.

For the six months ended June 30, 2008, had the price of aluminum been 5% higher or lower, net income would have been $1 million higher or lower, respectively, taking into account the impact of hedged sales, and other comprehensive income would have been $30 million lower or higher, respectively.

Effect on Operations

Effect of cash flow hedges on operations

A net loss of $8 million relating to the ineffectiveness of cash flow hedges was recognized in operations for the second quarter of 2008. A net loss of $19 million was recognized for the first six months of 2008.

Effect of fair value hedges on operations

A net gain of $3 million relating to the ineffectiveness of fair value hedges was recognized in operations for the second quarter of 2008. For the first six months of 2008, the ineffectiveness of fair value hedges was nil.

Effect of revaluation of instruments not designated as hedges on operations

A net loss of $37 million was recognized in operations for the second quarter of 2008, following the revaluation at fair value of derivative instruments that are not accounted for using hedge accounting but are primarily related to risk management transactions. A net loss of $7 million relating to these transactions was recognized for the first six months of 2008.

Second Quarter 2008 – page 15

Note 8 - Accumulated Other Comprehensive Income

	As at June 30, 2008
	Cash flow hedges	Other	Total
Balance at beginning of period	965	(3)	962
Changes during the period	(601)	3	(598)

Balance at end of period	364	-	364

	As at June 30, 2007
	Cash flow hedges	Other	Total
Balance at beginning of period	479	(8)	471
Changes during the period	174	5	179

Balance at end of period	653	(3)	650

Note 9 - Supplementary Cash Flow Information

	Three months ended June 30		Six months ended June 30

	2008	2007	2008	2007
Change in non-cash working capital items

Accounts receivable	497	498	(306)	(250)
Materials, fuel and supplies	(4)	(12)	(22)	(18)
Accounts payable and accrued liabilities	(196)	(85)	(315)	(340)
Accrued interest	362	318	(43)	(100)

	659	719	(686)	(708)

Investing activities not affecting cash

Increase in property, plant and equipment and intangible assets	8	15	20	28

Interest paid	82	182	1,006	1,122

Second Quarter 2008 – page 16

Note 10 - Employee Future Benefits

	Three months ended June 30

	Pension Plan		Other plans
	2008	2007	2008	2007

Accrued benefit cost	36	77	26	24

	Six months ended June 30

	Pension Plan		Other plans
	2008	2007	2008	2007

Accrued benefit cost	80	153	52	48

Note 11 - Commitments and Contingencies

Guarantees

As at June 30, 2008, the potential maximum amount that Hydro-Québec could have had to pay under letters of credit and guarantees totaled $379 million. Of this amount, $302 million related to the purchase of energy. Some guarantees expire between 2008 and 2019, while others do not have maturity dates.

Hydro-Québec provided guarantees to the purchasers of its interests with respect to contingent tax liabilities and certain other customary representations. These guarantees, for which no liability was recognized, will be in effect until the applicable limitation periods expire.

Second Quarter 2008 – page 17

Note 12 - Segmented Information

The following tables contain information related to operations and assets by segment:

	Three months ended June 30, 2008

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments		Total
Revenue

External customers	550	12	2,382	-	8	8	[a]	2,960
Intersegment	1,108	688	15	571	290	(2,672)		-

Income from continuing operations	460	144	107	1	1	3		716

Net income	460	144	107	1	6	3		721

Total assets as at June 30, 2008	30,092	16,824	11,905	316	5,838	(356)		64,619

	Three months ended June 30, 2007

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments		Total
Revenue

External customers	443	10	2,297	-	8	70	[a]	2,828
Intersegment	1,134	706	15	537	295	(2,687)		-

Income (loss) from continuing operations	503	150	(21)	(1)	1	3		635

Net income (loss)	503	150	(21)	(1)	1	3		635

Total assets as at June 30, 2007	28,997	16,604	11,552	270	4,759	(271)		61,911

a)	Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than under Revenue.

Second Quarter 2008 – page 18

Note 12 - Segmented Information (continued)

	Six months ended June 30, 2008

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments		Total
Revenue

External customers	1,128	24	5,558	-	13	8	[a]	6,731
Intersegment	2,599	1,382	30	916	568	(5,495)		-

Income (loss) from continuing operations	1,300	275	469	1	(2)	6		2,049

Net income	1,300	275	469	1	120	6		2,171

Total assets as at June 30, 2008	30,092	16,824	11,905	316	5,838	(356)		64,619

	Six months ended June 30, 2007

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments		Total
Revenue

External customers	982	20	5,454	-	18	86	[a]	6,560
Intersegment	2,623	1,407	29	823	570	(5,452)		-

Income (loss) from continuing operations	1,410	277	372	-	(20)	6		2,045

Net income	1,410	277	372	-	1	6		2,066

Total assets as at June 30, 2007	28,997	16,604	11,552	270	4,759	(271)		61,911

a)	Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than under Revenue.

Second Quarter 2008 – page 19

CONSOLIDATED FINANCIAL HIGHLIGHTS

In millions of Canadian dollars

(unaudited)

Summary of Operations	Three months ended June 30				Six months ended June 30
	2008	2007	Change (%)		2008	2007	Change (%)
Revenue	2,960	2,828	4.7	é	6,731	6,560	2.6	é
Expenditure	1,649	1,604	2.8	é	3,472	3,308	5.0	é
Financial expenses	595	589	1.0	é	1,210	1,207	0.2	é
Discontinued operations	5	-	-	é	122	21	-	é
Net income	721	635	13.5	é	2,171	2,066	5.1	é

Second Quarter 2008 – page 20

Quarter Highlights

Contracts awarded for 2,000 MW of wind power

In May, Hydro-Québec Distribution announced that it had accepted 15 bids totaling 2,004 MW in response to the tender call issued on October 31, 2005, for wind power generated in Québec. Deliveries are scheduled to come on stream from 2011 to 2015. The average total cost of the bids is 10.5¢/kWh: 8.7¢/kWh for the energy, 1.3¢/kWh for transmission and 0.5¢/kWh for the balancing service provided by Hydro-Québec Production.

Hydro-Québec Distribution signed contracts with all the accepted project proponents in June and submitted them to the Régie de l’énergie for approval. The proponents must obtain all the necessary permits before proceeding with the work.

Renewal of collective agreements

In June 2008, Hydro-Québec signed a memorandum to renew the collective agreements of seven unions. As a result, agreements were renewed until December 31, 2013, for five unions (technologists, trades, technical/professional and clerical, scientists, and special constables) and until December 31, 2014, for two others (power system workers and specialists).

Hydro-Québec, 75 René-Lévesque Blvd. West, Montréal, Québec H2Z 1A4

Ce document est également publié en français.

www.hydroquebec.com

ISSN 0848-5836

2008G001-2A